UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SkyPeople Fruit Juice, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

16F, China Development Bank Tower
Address of Principal Executive Office (Street and Number)

No. 2, Gaoxin 1st Road, Xi'an, China 710075
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file this Annual Report on Form 10-K for the fiscal year ended December 31, 2016 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Crystal Lee	011-86-29	8837-7161
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SkyPeople Fruit Juice, Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 3/31/2017	By:	/s/ Hongke Xue
Hongke Xue
	Title:	Chief Executive Officer

Anticipated Changes

We anticipate that we will report the following changes in the results of operations from the 2015 fiscal year:

Net Revenues. We anticipate that we will report that net revenues decreased from $80.9 million in 2015 to $34.4 million in 2016, representing a decrease of 57%, or $46.5 million. This decrease was primarily due to a decrease in sales for all of our products, except an increase in sales in other fruit-related products.

Gross Margin. We anticipate that we will report that gross profit decreased from $26.1 million in 2015 to $10.0 million in 2016 mainly due to a decrease in revenue

Operating Expenses. We anticipate that we will report that our general and administrative expenses decreased by $4.5 million or 44% to $5,725,992 in 2016 from $10,259,793 in 2015. The decrease in general and administrative expenses was mainly due to a decrease in our employee headcount during 2016, as a result of lower production and competitive market conditions in China. We anticipate that we will report that our selling expenses decreased to $1,709,621 in 2016 as compared to $5,196,657 for 2015, a decrease of 67% or $3,487,036, mainly due to the reduced amount of sales generated during 2016.

Income (Loss) from Operations. We anticipate that we will report that loss from operations increased to $236,709 for 2016 from an income of $3,855,332 in 2015, representing an increase of $4,092,041. The increase in loss from operations was mainly due to a 57% decrease in revenue, which was partially offset by a decrease in total operating expenses.

Other Expense, Net. We anticipate that we will report that other expense, net was $1,389,419 for 2016, compared to $1,805,808 for 2015. Subsidy income reduced from $1,204,649 in 2015 to $30,213 to 2016. Subsidy income for 2016 and 2015 mainly represents the value-added tax rebates provided on our exports. Interest expense for 2016 was $1,659,300, representing a decrease of $1.7 million or 51%, as compared to interest expense of $3,360,025 for 2015. The decrease was primarily due to lower bank loan amounts and interest rates on our bank loans in 2016 as compared to 2015. Other income was $80,938 for 2016 compared to other expenses of $1,413 for 2015. Other expenses for 2015 was mainly for consulting fees related to a capital lease. Other income for 2016 was primarily consisted of translation income from our export business.

Income Taxes. We anticipate that we will report that our provision for income taxes decreased from $4,203,971 in 2015 to $1,601,967 in 2016. The decrease in income tax provision was mainly due to the reduced amount of income before tax generated in 2016 as compared to that in 2015. Our consolidated income tax rate was negative 44% and 54% for the twelve months ended December 31, 2016 and 2015, respectively. Some of our subsidiaries generated income and we accrued income tax according to the Chinese corporate income tax rate, but some subsidiaries recorded a loss and no tax provision was made.

Noncontrolling Interests. As of December 31, 2016, SkyPeople (China) held a 91.15% interest in Shaanxi Qiyiwangguo and Pacific held a 99.78% interest in SkyPeople (China). TSD held a 26.36% interest in Skypeople (China). Net income attributable to noncontrolling interests decreased mainly due to the decrease in the net income generated from Shaanxi Qiyiwangguo and SkyPeople (China).

Loss from Discontinued Operations. We anticipate that we will report that loss from discontinued operations was $4,785,516, and $906,597 for fiscal years 2016 and 2015, respectively.  The increase in net loss was mainly due to an increase in general and administrative expenses in 2016 during 2016 to wind down the Company’s operation in Huludao.

Income (Loss) from Continuing Operations before Minority Interest and Net Income. We anticipate that we will report that loss from continuing operations before minority interest increased by $4.1 million from an income of $3.9 million in 2015 to a loss of $0.2 million in 2016 as the result of a decrease in income from operations, which was partially offset by a decrease in other expenses and income provision, as previously discussed. Net loss for fiscal 2016 was $5.0 million, an increase of $8.0 million compared to an income of $2.9 million in fiscal 2016.

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